CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report 2016 Resources and Reserves Update Bisha Mine, Eritrea” prepared for Nevsun Resources Ltd. dated 09 August, 2017 with effective date December 31, 2016 (the “Technical Report”).

I, Tom Whelan, CPA, do hereby certify that:

1	I am the Chief Financial Officer with Nevsun Resources Ltd. with an office at 760 - 669 Howe Street, Vancouver, BC, Canada.

2	I am a graduate of Queen’s University, Kingston, Ontario, Canada, with a Bachelor of Commerce degree. I have practiced my profession continuously since 1992, and I have worked as Chief Financial Officer continuously for a total of four years. As a result of my experience and qualifications, I am a Qualified Person as defined in NI 43-101.

3	I am registered Chartered Professional Accountant with CPA Canada (#C306536).

4	I have visited the Bisha property numerous times since 2014, including a most recent site visit in May 2017.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43 101F1.

6	As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7	I accept professional responsibility for section 18, as well as relevant sections described in Executive Summary, Sections 24 and 25 of this technical report.

8	I have been involved with the Bisha property for the past three years in my role as Chief Financial Officer of Nevsun Resources Ltd.

9	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated 09 August, 2017 at Vancouver, Canada.

“Tom Whelan” Tom Whelan, CPA Chief Financial Officer Nevsun Resources Ltd.